KW 3/9

SEC
Mail Processing
Section

MAR 01 2013

Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67361

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SFRi Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

242 California Street
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Liz Collins 415-492-8975 ext. 259
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DZH Phillips LLP
(Name – *if individual, state last, first, middle name*)

135 Main Street, 9th Floor	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

13013965

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, Liz Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SFRi Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Cfo

Title

Mary K Dinday

Notary Public

MARY K. DINDAY
Commission # 1920295
Notary Public - California
Marin County
My Comm. Expires Jan 23, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SFRI Securities LLC

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

December 31, 2012

D|Z|H|PHILLIPS

Certified Public Accountants & Advisors

SFRI Securities LLC

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

December 31, 2012

CONTENTS

D|Z|H|PHILLIPS

Certified Public Accountants & Advisors

INDEPENDENT AUDITORS' REPORT

The Member
SFRI Securities LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of SFRI Securities LLC as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. These procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

DZH Phillips LLP
135 Main Street, 9th Floor
San Francisco, CA 94105
P 415 781 2500
F 415 781 2530
W dzhphillips.com

INDEPENDENT AUDITORS' REPORT (continued)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SFRI Securities LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

OZH Phillips LLP

San Francisco, California
February 28, 2013

SFRI Securities LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS

ASSETS		
Cash	$	28,359
Due from affiliate		99,165
	$	127,524

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	12,937
MEMBER'S EQUITY		114,587
	$	127,524

The accompanying notes are an integral part of this statement.

SFRI Securities LLC

STATEMENT OF INCOME

Year ended December 31, 2012

REVENUES	
Profit from underwriting and selling groups	$ 2,112,395
Total revenues	2,112,395
OPERATING EXPENSES	
Broker registration fees	6,151
Professional fees	16,234
Other expenses	7,726
Total expenses	30,111
NET INCOME	$ 2,082,284

The accompanying notes are an integral part of this statement.

SFRI Securities LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2012

Member's equity - beginning of year	$	9,547
Member contributions		25,750
Member distributions		(2,002,994)
Net income		2,082,284
Member's equity - end of year	$	114,587

The accompanying notes are an integral part of this statement.

SFRI Securities LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2012

Cash flows provided by (used in) operating activities:	
Net income	$ 2,082,284
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Changes in operating assets and liabilities	
Accounts payable	11,037
Due from affiliate	(106,715)
Net cash provided by operating activities	1,986,606
Cash flows provided by (used in) financing activities:	
Member contributions	25,750
Member distributions	(2,002,994)
Net cash used in financing activities	(1,977,244)
NET INCREASE IN CASH	9,362
Cash - beginning of year	18,997
Cash - end of year	$ 28,359

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a broker-dealer. It has registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed as a Delaware Limited Liability Company on May 12, 2006. In accordance with the Limited Liability Act, no member shall be personally liable for any liability of the Company.

Effective February 15, 2013, the Company ceased operations and will be filing to withdraw their registration with the Securities and Exchange Commission.

Accounting method

The Company maintains its records on the accrual basis of accounting. The Company operates under a "fully-disclosed" basis, whereby customers' money and security transactions are transacted and recorded by another brokerage house. Therefore, the computation pursuant to Rule 15c3-3 is not required.

Cash

The Company maintains cash deposits with one bank located in San Francisco, California. The balance is insured by the Federal Deposit Insurance Corporation (FDIC).

Use of estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

No provision is made in the accompanying financial statements for liabilities for income taxes because such liabilities are the responsibility of the Company's sole member.

Management believes that any tax positions the Company has taken are supported by substantial authority and, hence, do not need to be measured or disclosed in the accompanying financial statements. The Company's tax returns for years subsequent to December 31, 2008 are subject to examination by federal and state tax authorities.

NOTE A - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent events

Management has evaluated events and transactions for potential recognition or disclosure through February 28, 2013, which represents the date the financial statements were available to be issued. As discussed in Note A, the Company ceased operations as of February 15, 2013.

NOTE B - COST SHARING AGREEMENT

The Company entered into a cost sharing agreement with SFRi LLC, an affiliate through common ownership. The affiliate has agreed to absorb all overhead costs, including salaries, rent and office expenses, as defined in the agreement.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The computation of net capital and required net capital (6 2/3% of aggregate indebtedness or $5,000 whichever is greater) amounted to $15,422 and $5,000, respectively, at December 31, 2012.

NOTE D - CONCENTRATIONS

Total revenue for the year ended December 31, 2012 was generated from two transactions, one of which generated 94% of the revenue.

SUPPLEMENTAL INFORMATION

Schedule I

SFRI Securities LLC

As of December 31, 2012

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Net Capital		
Total member's equity	$	114,587
Deduct member's equity not allowable for net capital		-
Deduct nonallowable assets:		
Due from affiliate		99,165
Total member's equity qualified for net capital	$	15,422
Aggregate indebtedness	$	12,937
Minimum net capital requirement (6 2/3% of $12,937)	$	862
Minimum dollar net capital requirement		5,000
Net capital requirement		5,000
Excess net capital		10,422
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement		9,422
Percent of aggregate indebtedness to net capital		84%
Reconciliation with Company's computation (included in part II for Form X-17 A-5 as of December 31, 2012)		
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$	14,587
Audit adjustment to record additional fee revenue		100,000
Nonallowable assets - due from affiliate		(99,165)
Net capital per the preceding	$	15,422

Schedule II

SFRI Securities LLC

As of December 31, 2012

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

An exception from Rule 15c3-3 is claimed based upon section (k)(2)(i), limited business.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Not Applicable

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AND EXEMPTION FROM SEC RULE 15c3-3

The Member
SFRI Securities LLC

In planning and performing our audit of the financial statements of SFRI Securities LLC as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING
AND EXEMPTION FROM SEC RULE 15c3-3 (continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of Management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DZH Phillips LLP

San Francisco, California
February 28, 2013

SFRi Securities LLC

AGREED-UPON PROCEDURES

December 31, 2012

D|Z|H|PHILLIPS

Certified Public Accountants & Advisors

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES

The Member
SFRi Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by SFRI Securities LLC (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for their compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger. The amount of the assessment increased by $250 due to an audit adjustment. This amount will be paid in March 2013.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 (as amended) for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

DZH Phillips LLP

San Francisco, California
February 28, 2013

DZH Phillips LLP
135 Main Street, 9th Floor
San Francisco, CA 94105

P 415 781 2500
F 415 781 2530
W dzhphillips.com

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067361 FINRA DEC
SFRi Securities, LLC
242 California Street
San Francisco, CA 94111-4361
**Ammended

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Hendrickson 415-394-3900

2. A. General Assessment (item 2e from page 2) $5281

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $5281

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SFRi Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of February, 20 13.

Managing Partner
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ____________, 20__
and ending ____________, 20__
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,112,395
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$2,112,395
2e. General Assessment @ .0025	$5281
	(to page 1, line 2.A.)

dzhphillips.com

DZH Phillips LLP
135 Main Street, 9th Floor
San Francisco, CA 94105

DZH Phillips LLP
999 5th Avenue, Suite 320
San Rafael, CA 94901

P 415 781 2500
F 415 781 2530
E cpas@dzhphillips.com